Exhibit 99.6

Exhibit F

October 16, 2015

The Board of Directors

Youku Tudou Inc.

7/F, Tower B, World Trade Center

No. 36 North Third Ring Road, Dongcheng District

Beijing 100029, People’s Republic of China

Dear Members of the Board of Directors:

Alibaba Group Holding Limited (“Alibaba,” “we,” or “us”) is pleased to submit this non-binding proposal to acquire all of the outstanding Class A and Class B ordinary shares of Youku Tudou Inc. (the “Company”) and American depositary shares (“ADSs”, each representing 18 Class A ordinary shares of the Company) not already owned by us in a going private transaction (the “Acquisition”) on the principal terms and conditions described in this letter.

We believe our proposal provides an attractive opportunity for the Company’s shareholders to realize superior value that is otherwise difficult for the Company to achieve as a stand-alone company.  The online video industry has become increasingly challenging, with an increasingly competitive landscape and higher content acquisition costs, as several larger Internet players in China have become major competitors to the Company.  We believe that Alibaba is uniquely positioned to partner with the Company to build a leading digital entertainment platform in China.   We contemplate that the Company’s founder, Victor Koo, would continue to lead the Company’s business as chairman and chief executive officer.

Our proposal of US$26.60 per ADS represents a premium of 30.2% to the closing price of the ADSs on October 15, 2015 and a premium of 44.5% to the volume-weighted average closing price of the ADSs during the last three (3) months.  Taking into account the Company’s net cash position as of June 30, 2015 as set forth in the Company’s public filings, our proposal represents a premium of 41.5% to the Company’s enterprise value based on the closing price of the ADSs on October 15, 2015 and a premium of 63.8% based on the volume-weighted average closing price of the ADSs during the last three (3) months.

We are confident that the Acquisition can be closed on an expedited basis as outlined in this letter.

The key terms of our proposal are set forth below.

1.              Purchase Price. We propose to acquire all of the outstanding Class A and Class B ordinary shares of the Company and ADSs not already owned by us, at a purchase price equal to US$26.60 per ADS (or equivalent amount per Class A and Class B ordinary share, as the case may be), in cash, based on the Company’s share capital set forth in the Company’s public filings.

2.              Funding. We intend to fund 100% of the consideration payable in the Acquisition with our cash on hand.  Accordingly, our proposal would not be subject to any uncertainty or delay relating to any third-party financing.

3.              Support Agreement.  We, through our affiliate Alibaba Investment Limited, have entered into a support agreement with Victor Wing Cheung Koo, 1Verge Holdings Ltd., 1Look Holdings Ltd., The Koo 2012 Irrevocable Children’s Trust, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC (collectively, the “Supporting Parties”), pursuant to which the Supporting Parties, solely and only in such Supporting Party’s capacity as beneficial owner of its shares of the Company, have agreed to vote all of the Class A and Class B ordinary shares of the Company and ADSs beneficially owned by them, respectively, in favor of the Acquisition and against any other transaction in competition or inconsistent with the Acquisition.  Based on the Company’s public filings, we and the Supporting Parties, collectively, own approximately 36.9% of the issued and outstanding shares of the Company representing approximately 59.3% of the total voting power thereof.

4.              Due Diligence. We are in a position to rapidly commence our due diligence immediately upon receiving access to the relevant materials.

5.              Definitive Agreements. We have engaged Simpson Thacher & Bartlett as our international legal counsel and Morgan Stanley Asia Limited as our financial advisor and are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type. We expect that the Definitive Agreements will be completed in parallel with our due diligence.

6.              Process. We believe that the Acquisition will provide superior value to the Company’s shareholders.  However, we recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse this proposal.  We expect that the Board will form an independent committee to evaluate our proposal, and Alibaba’s and the Supporting Parties’ representatives on the Board will recuse themselves from any deliberations with respect to the Acquisition.  We note that Alibaba has a right of first offer with respect to a change of control transaction involving the Company, including any merger or sale of the Company.  In the course of considering the Acquisition, you should be aware that Alibaba is interested only in pursuing the Acquisition and that Alibaba does not intend to sell its stake in the Company to any third party.

7.              Public Disclosure. To comply with United States securities laws requirements, we will be required to disclose the nature of this proposal, as well as a copy of this letter, in an amendment to our existing Schedule 13D to be filed with the Securities and Exchange Commission.

8.              Confidentiality. We trust you will agree with us that it is in our mutual interests to ensure that the parties proceed in a strictly confidential manner, except as otherwise required by law, until the execution of the Definitive Agreements or termination of our discussions in connection with the Acquisition.

9.              No Binding Commitment. This letter constitutes only a preliminary indication of the key terms of our proposal, and does not constitute any binding commitment with respect to the Acquisition. Any such commitment will be contained only in the Definitive Agreements and on the terms provided therein.

We will be very focused on completing the Acquisition and hope that you are interested in promptly proceeding in a manner consistent with our proposal. We believe that the Acquisition will provide a compelling opportunity for the Company’s shareholders to realize superior value on an expedited timeframe with a high degree of certainty of closing.

Should you have any questions concerning this proposal, please feel free to contact us at any time. We look forward to hearing from you.

[Signature page follows]

Sincerely,

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Joseph C. Tsai
Name:	Joseph C. Tsai
Title:	Executive Vice Chairman